FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2007

Commission File Number 000-51141

DRYSHIPS INC.

80 Kifissias Avenue

Amaroussion 15125, Athens Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]       No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the Press Release of DryShips, Inc. dated October 31, 2007.

Exhibit 1

DRYSHIPS INC. TAKES ADVANTAGE OF STRONG MARKET TO FIX  5% OF ITS 2008 FLEET DAYS FOR $79 MILLION OF EBITDA

October 31, 2007 Athens, Greece, DryShips, Inc., (NASDAQ:DRYS) a global provider of marine transportation services for drybulk cargoes today announced that it has entered into short-term charters for four of its Panamax vessels with first class charterers. Specifically, DryShips has agreed to:

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Enter its 2004 built 73,601 dwt Panamax bulk carrier MV Padre into a time charter for a period of about 12 months at a daily rate of $81,000. The vessel is expected to commence its new charter on or about November 6, 2007.

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Enter its 2000 built 75,706 dwt Panamax bulk carrier MV Coronado into a time charter for a period of about 12 months at a daily rate of $81,750. The vessel is expected to commence its new charter on or about November 2, 2007.

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Enter its 1998 built 72,495 dwt Panamax bulk carrier MV Primera into a time charter for a period of about 12 months at a daily rate of $78,600. The vessel commenced its new charter on October 19, 2007.

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Enter its 1996 built 70,349 dwt Panamax bulk carrier MV Iguana into a time charter for a period of about 12 months at a daily rate of $77,000. The vessel is expected to commence its new charter on or about November 13, 2007.

Mr. George Economou, Chairman and CEO of DryShips Inc., commented: “The outlook for 2008 remains extremely attractive with limited new vessel capacity being added and Chinese demand projected to remain strong. We remain committed to implementing our chartering philosophy. By having the majority of the Company’s vessels operating in the spot market we are able to take advantage of market opportunities as they arise. With the recent fixtures that represent about 5% of the total Panamax equivalent operating days of the DryShips fleet in 2008, we have locked-in about $79 million of EBITDA for 2008.”

About DryShips

DryShips Inc. is an international provider of drybulk cargo marine transportation services.  Headquartered in Athens, Greece, DryShips currently owns and operates a fleet of 44 drybulk carriers comprising 5 Capesize, 29 Panamax, 2 Handymax and 8 newbuilding drybulk vessels, with a combined deadweight tonnage of approximately 4 million tons.

DryShips Inc.'s common stock is listed on NASDAQ Global Market where it trades under the symbol "DRYS".

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although DryShips Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, DryShips Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in DryShips Inc.'s operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips Inc., with the U.S. Securities and Exchange Commission.

Visit our website at www.dryships.com

 Email: management@dryships.com

Investor Relations / Media:
Nicolas Bornozis
Capital Link, Inc., New York
Tel. 212-661-7566
E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DryShips Inc.

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(Registrant)

Dated: October 31, 2007

By: /s/ George Economou

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George Economou

Chief Executive Officer